Exhibit 4.4

THIRD AMENDMENT TO THE

AMERIPRISE FINANCIAL 401(K) PLAN

AS RESTATED EFFECTIVE JANUARY 1, 2018

WHEREAS, Ameriprise Financial, Inc. (the “Company”), adopted a restatement of the Ameriprise Financial 401(k) Plan (the “Plan”), generally effective January 1, 2018, and subsequently amended;

WHEREAS, the Compensation and Benefits Committee (the “Committee”) of the Board of Directors of the Company has the authority to approve certain amendments to the Plan, including those contemplated herein;

WHEREAS, Section 7.1 of the Plan provides that the Committee or its duly appointed delegate is authorized to accelerate the vesting schedule applicable to such nondiscriminatory Participant group(s) as the Committee or its delegate deems appropriate in its discretion;

WHEREAS, the Company and AmFam, Inc., entered into a stock purchase agreement dated April 1, 2019 (the “Stock Purchase Agreement”) under which AmFam, Inc., agreed to purchase IDS Property Casualty Insurance Company as of a certain Closing Date described in the Stock Purchase Agreement (the “Transaction”);

WHEREAS, in conjunction with the Transaction, the Company is to fully vest the benefit of each Current Employee, as defined in the Stock Purchase Agreement, as well as those individuals employed by the Acquired Companies, as also defined in the Stock Purchase Agreement, who are on a formal and continuous leave of absence under the Company’s existing policies on the Closing Date, under the Plan in which such Current Employee or individual participates; and

WHEREAS, the undersigned officer of the Company deems it necessary and appropriate to make this amendment to reflect the changes approved by the Committee;

NOW, THEREFORE, the Plan is amended effective as of the Closing Date of the Transaction in the following manner:

I.	The following new paragraph shall be added to the end of Section 7.1 of the Plan:

Notwithstanding any other provision of the Plan, with respect to those Participants that are employed by IDS Property Casualty Insurance Company, Ameriprise Auto & Home Insurance Agency, Inc., or Ameriprise Insurance Agency, Inc., immediately prior to the closing date of the Company’s divestiture of IDS Property Casualty Insurance Company to AmFam, Inc., and who either continue to be employed by such entities as of the closing date or who are transferred to the Company due to being on Leave at the time of the closing, the full amount credited to such Participant’s Account on the closing date of such transaction shall become one hundred percent (100%) vested.

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IN WITNESS WHEREOF, the Executive Vice President of Human Resources has caused this Third Amendment to be executed as of the date indicated below.

AMERIPRISE FINANCIAL, INC.

By:	/s/ Kelli Hunter Petruzillo

Title:	Executive Vice President, Human Resources

Date:	November 11, 2019

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